SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29174; File No. 811-21873]

American Vantage Companies; Notice of Application

March 11, 2010

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of application for deregistration under section 8(f) of the Investment Company

Act of 1940 (the "Act").

Summary of Application:  American Vantage Companies requests an order declaring that it has

ceased to be an investment company.

Applicant:  American Vantage Companies (the "Company").

Filing Dates:  The application was filed on November 25, 2008 and amended on April 30, 2009,

November 12, 2009, February 4, 2010 and March 10, 2010.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 5, 2010 and

should be accompanied by proof of service on applicant, in the form of an affidavit or, for

lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090.  Applicant, P.O. Box 81920, Las Vegas, Nevada 89180.

For Further Information Contact:  Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or Jennifer

L. Sawin, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division

of Investment Management).

Supplementary Information: The following is a summary of the application.  The complete

application may be obtained via the Commission's Web site by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicant's Representations:

1.       The Company is a holding company that operates through its subsidiaries

primarily in the gaming and hospitality and corporate staffing businesses.  Although the

Company was not engaged in the business of investing, reinvesting, owning, holding or trading

in securities, the Company registered as a closed-end investment company on June 21, 2006

because it held investment securities that had a value exceeding 40% of the Company's total

assets on an unconsolidated basis from March 2005 through March 2006.[1]  The Company no

longer has investment securities having a value near or exceeding 40% of its total assets nor does

it hold itself out as being engaged primarily, nor does it propose in the future to engage

primarily, in the business of investing, reinvesting or trading in securities.  On March 27, 2008,

the Company's board of directors resolved that it would be in the best interest of the Company to

deregister from the Act.  The Company's stockholders approved a proposal to deregister the

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[1]       These investment securities principally consisted of 7,000,000 shares of common stock, and warrants to purchase 1,400,000 shares of common stock, of Genius Products, Inc. ("Genius") acquired when the Company sold its subsidiary American Vantage Media Corporation to Genius, together with a 49% interest in the Border Grill Restaurant ("Border Grill").  The Company privately placed most of its shares of Genius stock and used the net proceeds for working capital and to fund its purchase in September 2007 of Candidates on Demand Group, Inc. ("COD"), a temporary placement agency and recruitment firm which operates as a wholly-owned subsidiary of the Company.

Company from the Act on November 14, 2008. The Company seeks an order declaring that it has ceased to be an investment company under the Act.

2. The Company was incorporated in Nevada in 1979 and since then has engaged in the business of recreational and leisure time activities, including casino gaming and hospitality. The Company currently maintains ongoing business operations through its subsidiaries, American Vantage Brownstone, LLC, which focuses on Native American tribal gaming and commercial/jurisdictional gaming, and COD. Despite its registration under the Act, the Company has never represented or stated that it is involved in any business other than gaming, media, restaurants and entertainment and has always emphasized its operating results rather than investment income as a material factor in its business. The Company has never employed an investment advisor nor is there an employee who is specifically assigned to manage the Company's investments.

3. As described more fully in the application, the Company's assets primarily consist of interests in its wholly-owned and majority-owned subsidiaries and a 49% interest in the Border Grill and the Company derives substantially all of its revenues from operations. The Company currently has investment securities that equal approximately 16.4% of its total assets on an unconsolidated basis.[2] For the six months ended June 30, 2009, the Company derived 98.8% of its revenues from its operating subsidiaries. The Company derived only 1.2% of its income from investment assets for the six months ended June 30, 2009.

Applicant's Legal Analysis:

1. Section 8(f) of the Act provides that whenever the Commission, upon application or its own motion, finds that a registered investment company has ceased to be an investment

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[2] The Company's investment assets consist of its 49% interest in Border Grill, auction-rate securities, and its remaining Genius common stock and warrants.

company, the Commission shall so declare by order and upon the taking effect of such order, the

registration of such company shall cease to be in effect.

2.      Section 3(a)(1)(A) of the Act defines an investment company as any issuer which

is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business

of investing, reinvesting, or trading in securities.  Section 3(a)(1)(C) of the Act defines an

investment company as any issuer which is engaged or proposes to engage in the business of

investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire

investment securities having a value exceeding 40 per centum of the value of such issuer's total

assets (exclusive of Government securities and cash items) on an unconsolidated basis.  Section

3(a)(2) of the Act defines investment securities as all securities except (a) Government securities,

(B) securities issued by employees' securities companies, and (C) securities issued by majority-

owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying

on the exception from the definition of investment company in paragraph (1) or (7) of section

3(c) of the Act.

3.      The Company states that it is actively engaged in ongoing business operations in

the placement agency, restaurant, gaming and entertainment fields and that it has never been an

investment company as defined by section 3(a)(1)(A).[3]   Because the Company's investment

securities are currently only approximately 16.4% of its total assets, the Company believes that it

no longer meets the definition of investment company as defined in section 3(a)(1)(C) of the Act.

The Company further states that it intends to manage its assets and any future cash earnings in a

manner that will cause the Company to continue to be excluded from the definition of an

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[3]      The Company also states that none of its subsidiaries can be defined as an investment company
for purposes of the Act and none of its subsidiaries is relying on sections 3(c)(1)or 3(c)(7) of the
Act.

investment company under the Act.  The Company states that after entry of the order requested by the application, it will continue to be a publicly-held company and will continue to be subject to the reporting and other requirements of the Securities Exchange Act of 1934.  Accordingly, the Company states that it is qualified for an order of the Commission pursuant to section 8(f) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary